EXHIBIT 10.1

April 22, 2021

Samuel M. Sato

4209 Wythe Lane

Indianapolis, IN 46250

Dear Sam,

I am very pleased to extend you this offer to join our team as President & Chief Executive Officer of Duluth Holdings Inc. (the “Company” or “Duluth Trading Company”). This officer position is critical for the success of our Company and reports directly to the Company’s Board of Directors (the “Board”). In this role, you will be responsible for the overall success of the business and lead the development and execution of long-term strategies for company growth and profitability. In addition, it is anticipated that you will be appointed to the Board effective as of May 27, 2021, the date of the next regular Board meeting.  At that meeting, it is also anticipated that I will resign as Executive Chairman and transition to non-executive Chairman of the Board.  Your official start date as President & Chief Executive Officer will be May 3, 2021.

This offer of employment provides an overview of your key terms of employment.  The Company will provide you an Employment Agreement, subject to Compensation Committee approval and Board ratification, that will include the terms outlined below.  Your execution of that Employment Agreement is a condition of your employment and will supersede this offer letter.

Base Salary: Your annual base salary will be $800,000 which is paid bi-weekly. Your salary will be reviewed annually starting in February of 2022.

Bonus Potential: You will be eligible to participate in the Company’s bonus plan for executive level employees as then in effect. For fiscal 2021, your bonus target is at 100% of your base salary and is contingent upon us meeting certain financial thresholds that are established annually. The maximum bonus award will be 150% of your base salary.  Bonus payout is in March or April following year-end and your payout will be prorated for fiscal 2021 based on your start date.

Initial Stock Grant: You will receive an initial restricted stock grant with a grant date fair value of $1,700,000, with the number of Class B shares to be determined based on the closing market price on the date of the stock grant, which will be within 60 days of the first day of your employment. The grant will vest 100% on the 3rd anniversary of the initial grant date, provided that you have been continuously employed through the vesting date.

LTI:  In March or April of each year, you will be entitled to an annual grant of restricted stock, subject to Compensation Committee approval and Board ratification.  For fiscal 2022, your target grant will have a grant date fair value equal to 200% of your base salary, or $1,600,000, and your maximum grant will have a grant date fair value equal to 250% of your base salary, or $2,000,000.  A portion of your annual grant will be based on the results of your annual performance review, which will be conducted by the Board, and the remaining portion of your annual grant will be based on certain performance metrics, which may include Adjusted EBITDA, stock price and sales growth.  As part of your duties as President & Chief Executive Officer, you will work with the Compensation Committee to determine these performance metrics and associated payout levels for you and other executive officers of the Company.

Change of Control Benefit:  You will be entitled to a lump sum payment upon certain terminations of your employment during a specified time period following a “change of control” of the Company equal to 2.5 times the sum of (A) your base salary, and (B) your annual target bonus for the year of termination.  A “change of control” shall include any event resulting in a third party’s acquisition of the Company.

Termination.  You will be entitled to certain payout benefits upon the termination of your employment as President & Chief Executive Officer due to death or disability, or termination of your employment by the Company without cause or termination of your employment by you for good reason.  Such termination benefits will be substantially similar to those outlined in the Employment Agreement between the Company and Stephen L. Schlecht, dated August 5, 2015, as amended from time to time.

Benefits: You will be eligible to participate in the Company’s health, dental, life, disability, 401(K), and flex spending plans. You are also eligible for the BeniComp Select Executive Medical Reimbursement Plan for you and your eligible dependents up to $20,000 per year.  A summary of these plans is attached.

Paid Time Off: On an annual basis, you are eligible 5 weeks of paid time off, which is pro-rated for the balance of 2021. Paid time off to be provided in accordance    with Company policy.

Relocation: This offer is being made with the understanding and expectation that you will relocate to the greater Madison area within 12 months from the first date of your employment with us. Duluth Trading Company’s Senior Executive Relocation Policy (attached) is designed to assist you and your family by providing you with a comprehensive relocation package that facilitates your move while minimizing personal disruption and expense. Through this Policy, your relocation expenses will be reimbursed up to $225,000.  Any expenses exceeding such amount will be covered solely by you. We have outsourced the day-to-day relocation administration to NEI Global Relocation Company (“NEI”). You will work with one point of coordination, your NEI Account Executive, throughout the relocation process. NEI is familiar with our policy, and the specific benefits provided to you.

This offer is contingent upon your passing a background check, reference check and signing our Confidentiality and Business Ideas Agreement (attached) and Relocation Repayment Agreement (attached). Your employment with Duluth Trading Company is at-will and either party can terminate the relationship at any time with or without cause and with or without notice.  This letter is not a contract, express or implied.

I trust this letter confirms your understanding of the major items related to our offer of employment. If not, please contact me to resolve any outstanding items.

We look forward to you being a part of our growing company and anticipate wonderful contributions from you in your new role.

Sincerely,

/s/ Steve Schlecht

Steve Schlecht

Executive Chairman of the Board

Accepted by Sam Sato: /s/ Sam Sato

Date: 4/22/21